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                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6 )*

                                 NeTegrity, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
--------------------------------------------------------------------------------

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00064110P1
                          ----------------------------
                                 (CUSIP Number)

                            Richard D. Forrest, Esq.
                       c/o Testa, Hurwitz & Thibeault, LLP
                       125 High Street, High Street Tower
                                Boston, MA 02110
                                 (617) 248-7782
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 4, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 00064110P1                                         Page 2 of 20 Pages
--------------------                                         -------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Edison Venture Fund, L.P. 22-2725572
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
          (b)                                                             [  ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                N/A

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [  ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                              0

        NUMBER OF           ----------------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY                           414,772
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING              9     SOLE DISPOSITIVE POWER
          PERSON                              0
           WITH
                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                              414,772
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                414,772
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [  ]
          SHARES*

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                4.5%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *
                PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 00064110P1                                         Page 3 of 20 Pages
--------------------                                         -------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Edison Venture Fund II, L.P. 22-3069982
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
          (b)                                                             [  ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                N/A

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [  ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                              0

        NUMBER OF           ----------------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY                           553,157
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING              9     SOLE DISPOSITIVE POWER
          PERSON                              0
           WITH
                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                              553,157
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                553,157
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [  ]
          SHARES*

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *
                PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 00064110P1                                         Page 4 of 20 Pages
--------------------                                         -------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Edison Venture Fund II - PA, L.P. 22-3082055
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
          (b)                                                             [  ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                N/A

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [  ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Pennsylvania

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                              0

        NUMBER OF           ----------------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY                           106,351
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING              9     SOLE DISPOSITIVE POWER
          PERSON                              0
           WITH
                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                              106,351
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                106,351
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [  ]
          SHARES*

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *
                PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 00064110P1                                         Page 5 of 20 Pages
--------------------                                         -------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Edison Partners, L.P. 22-2703711
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
          (b)                                                             [  ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                N/A

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [  ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                              0

        NUMBER OF           ----------------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY                           414,772
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING              9     SOLE DISPOSITIVE POWER
          PERSON                              0
           WITH
                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                              414,772
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                414,772
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [  ]
          SHARES*

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                4.5%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *
                PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 00064110P1                                         Page 6 of 20 Pages
--------------------                                         -------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Edison Partners II, L.P. 22-3069978
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
          (b)                                                             [  ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                N/A

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [  ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                              0

        NUMBER OF           ----------------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY                           659,508
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING              9     SOLE DISPOSITIVE POWER
          PERSON                              0
           WITH
                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                              659,508
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                659,508
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [  ]
          SHARES*

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *
                PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 00064110P1                                         Page 7 of 20 Pages
--------------------                                         -------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                John H. Martinson ###-##-####
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
          (b)                                                             [  ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                N/A

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [  ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                              0

        NUMBER OF           ----------------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY                           1,074,280
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING              9     SOLE DISPOSITIVE POWER
          PERSON                              0
           WITH
                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                              1,074,280
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,074,280
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [  ]
          SHARES*

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                11.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *
                IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 00064110P1                                         Page 8 of 20 Pages
--------------------                                         -------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Richard J. Defieux ###-##-####
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
          (b)                                                             [  ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                N/A

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [  ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                              0

        NUMBER OF           ----------------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY                           1,074,280
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING              9     SOLE DISPOSITIVE POWER
          PERSON                              0
           WITH
                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                              1,074,280
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,074,280
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [  ]
          SHARES*

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                11.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *
                IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 00064110P1                                         Page 9 of 20 Pages
--------------------                                         -------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Gustav H. Koven, III ###-##-####
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
          (b)                                                             [  ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                N/A

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [  ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                              37,042

        NUMBER OF           ----------------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY                           1,074,280
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING              9     SOLE DISPOSITIVE POWER
          PERSON                              37,042
           WITH
                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                              1,074,280
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,111,322
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [  ]
          SHARES*

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                12.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *
                IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 00064110P1                                         Page 10 of 20 Pages
--------------------                                         -------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thomas A. Smith ###-##-####
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
          (b)                                                             [  ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                N/A

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [  ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                              0

        NUMBER OF           ----------------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY                           659,508
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING              9     SOLE DISPOSITIVE POWER
          PERSON                              0
           WITH
                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                              659,508
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                659,508
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [  ]
          SHARES*

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *
                IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 00064110P1                                         Page 11 of 20 Pages
--------------------                                         -------------------


Item 1.  Security and Issuer.

          (a) This statement relates to common stock, par value $.01 per share (the "Common Stock"), of NeTegrity, Inc., a Delaware corporation (the "Issuer" or the "Company").

          (b) The principal executive offices of the Issuer are located at 245 Winter Street, Waltham, Massachusetts 02154.

Item 2.  Identity and Background.

          (a) This statement is being filed by: Edison Venture Fund, L.P., ("Edison"); Edison Venture Fund II, L.P. ("Edison II"); Edison Venture Fund II-PA, L.P., ("Edison II-PA"); Edison Partners, L.P. ("Edison Partners"), which is the sole general partner of Edison; Edison Partners II, L.P. ("Edison Partners II"), which is the sole general partner of Edison II and Edison II-PA; John H. Martinson; Richard J. Defieux; Gustav H. Koven, III and Thomas A. Smith (collectively, the "General Partners"). Messrs. Martinson, Defieux and Koven are the individual general partners of Edison Partners. Messrs. Martinson, Defieux, Koven and Smith are the individual general partners of Edison Partners II. The General Partners, Edison, Edison II, Edison II-PA, Edison Partners and Edison Partners II collectively are referred to as the "Reporting Persons."

          (b) The principal business address of the Reporting Persons is 997 Lenox Drive #3, Lawrenceville, NJ 08648.

          (c) The principal business of Edison, Edison II and Edison II-PA is to invest in and assist expansion stage, technology companies located principally in the United States. The principal business of Edison Partners is to act as the sole general partner of Edison. The principal business of Edison Partners II is to act as sole general partner of Edison II and Edison II-PA. The principal occupation of each of the General Partners is his activity on behalf of Edison, Edison II, Edison II-PA, Edison Partners, or Edison Partners II, as the case may be.

          (d) & (e) During the five years to the date hereof, neither Edison, Edison II, Edison II-PA, Edison Partners, Edison Partners II nor any of the General Partners has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 00064110P1                                         Page 12 of 20 Pages
--------------------                                         -------------------



          (f) Each of Edison, Edison II, Edison Partners, and Edison Partners II is a limited partnership organized under the laws of the State of Delaware. Edison II-PA is a limited partnership organized under the laws of the Commonwealth of Pennsylvania. Each of the General Partners is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

          On June 26, 1991 the Issuer completed a $2,000,000 private placement of Preferred Stock. The Issuer sold 71,507 shares of Series A Preferred Stock to Edison for a purchase price of $772,275.60, 95,343 shares of Series A Preferred Stock to Edison II for a purchase price of $1,029,704.40, and 18,335 shares of Series A Preferred Stock to Edison II-PA for a purchase price of $198,018.00. On August 22, 1991 Edison acquired from the Issuer an additional 5,959 shares of Series A Preferred Stock for a purchase price of $64,357.20, Edison II acquired from the Issuer an additional 7,945 shares of Series A Preferred Stock for a purchase price of $85,806.00, and Edison II-PA acquired from the Issuer an additional 1,528 shares of Series A Preferred Stock for a purchase price of $16,502.40. On October 18, 1993, each share of Series A Preferred Stock was convertible into approximately 3.48 shares of the Issuer's Common Stock.

          On August 22, 1991, Mr. Bruce Lynch ("Lynch"), the Issuer's founder sold 44,384 of the Issuer's Common Stock to Edison for a purchase price of $128,713.60, 59,178 shares of Common Stock to Edison II for a purchase price of $171,616.20, and 11,381 shares of Common Stock to Edison II-PA for a purchase price of $33,004.90. In addition, on April 10, 1992 Lynch sold 16,990 shares of Common Stock to Edison for a purchase price of $38,227.50, 22,654 shares of Common Stock to Edison II for a purchase price of $50,971.50, and 4,356 shares of Common Stock to Edison II-PA for a purchase price of $9,801.00.

          On October 19, 1993, the Issuer completed a $905,968 private placement of Series C Preferred Stock pursuant to which the Issuer sold 66,182 shares of Series C Preferred Stock to Edison for a purchase price of $66,182, 88,242 shares of Series C Preferred Stock to Edison II for a purchase price of $88,242, and 16,970 shares of Series C Preferred Stock to Edison II-PA for a purchase price of $16,970.

          In connection with the sale by the Issuer on October 19, 1993 of Series C Preferred Stock, the Issuer also consummated a recapitalization pursuant to which the Issuer issued 7.2 shares of Common Stock in exchange for each outstanding share of Series A Preferred Stock. Pursuant to the recapitalization, Edison surrendered 77,466 shares of Series A Preferred Stock in exchange for 557,755 shares of Common Stock, Edison II surrendered 103,288 shares of Series A Preferred Stock in exchange for 743,674 shares of Common Stock, and Edison II-PA surrendered 19,863 shares of Series A Preferred Stock in exchange for 143,014 shares of Common Stock.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 00064110P1                                         Page 13 of 20 Pages
--------------------                                         -------------------



          On June 15, 1996, each share of Series C Preferred Stock converted to one share of Common Stock.

          In connection with serving as a member of the Board of Directors of the Issuer, Mr. Koven was granted options to purchase an aggregate of 37,042 shares of Common Stock at a weighted average exercise price of $1.01 per share.

          During the period of October 25, 1995 through November 30, 1995, Edison sold 104,326 shares of Common Stock for the amount of $274,337.00, Edison II sold 138,923 shares of Common Stock for the amount of $365,309.00 and Edison II-PA sold 26,751 shares of Common Stock for the amount of $70,346.00.

          During the period of December 3, 1996 through February 4, 1997, Edison sold 166,213 shares of Common Stock for the aggregate amount of approximately $486,657, Edison II sold 221,668 shares of Common Stock for the aggregate amount of approximately $648,724, and Edison II-PA sold 42,619 shares of Common Stock for the aggregate amount of approximately $124,727.

Item 4.  Purpose of Transaction.

          Edison, Edison II and Edison II-PA sold an aggregate total of 430,500 shares from December 3, 1996 through February 4, 1997 after concluding that such sale was consistent with overall portfolio management objectives and consistent with their original investment objectives at the time of making the initial investment. Edison, Edison II and Edison II-PA are continuing to monitor market conditions and may pursue additional sales from time to time, although there can be no assurance of the total number of shares to be sold. Edison, Edison II and Edison II-PA sold the shares of Common Stock in the ordinary course of business and not with any purpose of changing control of the Issuer. Edison, Edison II and Edison II-PA currently intend to hold their remaining securities for investment, but may, at some future time depending on market conditions and other factors, acquire additional securities (through one or more market purchases or purchases in private transactions) or dispose of all or a portion of the securities which it now owns or hereafter may acquire (through one or more market or private transactions or distributions to partners in accordance with their partnership agreements). Except as set forth above, Edison, Edison II and Edison II-PA do not have any present plans or proposals which relate to or would result in any of the actions describe in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 00064110P1                                         Page 14 of 20 Pages
--------------------                                         -------------------



Item 5.  Interest in Securities of Issuer.

          (a) Edison owns beneficially and of record securities currently convertible into or exercisable for 414,772 shares of Common Stock. Edison II owns beneficially and of record securities currently convertible into or exercisable for 553,157 shares of Common Stock. Edison II-PA owns beneficially and of record securities currently convertible into or exercisable for 106,351 shares of Common Stock. Edison Partners, the sole general partner of Edison, and Messrs. Martinson, Defieux and Koven, the general partners of Edison Partners, may be deemed to beneficially own the securities held by Edison. Edison Partners II, the sole general partner of Edison II and Edison II-PA, and the General Partners, the general partners of Edison Partners II, may be deemed to beneficially own the securities held by Edison II and Edison II-PA. The filing of this Schedule 13D shall not be construed as an admission that such persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of the securities held by Edison, Edison II or Edison II-PA.

          Percent of Class: Edison owns beneficially 4.5% of the Common Stock of the Issuer. Edison II owns beneficially 6.0% of the Common Stock of the Issuer. Edison II-PA owns beneficially 1.2% of the Common Stock of the Issuer. Edison Partners may be deemed to beneficially own 4.5% of the Common Stock of the Issuer. Edison Partners II and Mr. Smith may be deemed to beneficially own 7.2% of the Common Stock of the Issuer. Messrs. Martinson and Defieux may be deemed to own 11.7% of the Common Stock of the Issuer. Mr. Koven may be deemed to own 12.0% of the Common Stock of the Issuer.

          The percentages are based on the 9,204,946 shares of Common Stock reported to be outstanding on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996, including as outstanding for the purpose of such calculation the shares of Common Stock the Reporting Persons may have any right to acquire within 60 days.

          Gustav H. Koven, III is the record owner of options to purchase 37,042 shares of Common Stock, of which options to purchase 37,042 shares of Common Stock are currently exercisable within sixty days.

          None of the General Partners, Edison, Edison II, Edison II-PA, Edison Partners or Edison Partners II beneficially owns any other shares of Common Stock. Each of the General Partners hereby disclaims any beneficial ownership in any securities except to the extent of his pecuniary interest therein.

          (b) Number of shares as to which such person has:

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 00064110P1                                         Page 15 of 20 Pages
--------------------                                         -------------------



                     (i) sole power to vote or to direct the vote: Edison, 0; Edison II, 0; Edison II-PA, 0; Edison Partners, 0; Edison Partners II, 0; Martinson, 0; Defieux, 0; Smith 0; and Koven, 37,042.

                     (ii) shared power to vote or to direct the vote: Edison,
                          414,772; Edison II, 553,157; Edison II-PA, 106,351;
                          Edison Partners, 414,772; Edison Partners II, 659,508; Martinson, 1,074,280; Defieux, 1,074,280; Koven,
                          1,074,280; and Smith, 659,508.

                    (iii) sole power to dispose or to direct the disposition
                          of: Edison II, 0; Edison II, 0; Edison II-PA, 0; Edison Partners, 0; Edison Partners II, 0; Martinson, 0; Defieux, 0; Smith, 0; and Koven, 37,042.

                     (iv) shared power to dispose or to direct the disposition
                          of: Edison, 414,772; Edison II, 553,157; Edison II-PA, 106,351; Edison Partners, 414,772; Edison Partners II, 659,508; Martinson, 1,074,280; Defieux, 1,074,280;
                          Koven, 1,074,280; and Smith, 659,508.

          (c) None of the General Partners, Edison, Edison II, Edison II-PA, Edison Partners or Edison Partners II have effected any transactions in the Common Stock during the past sixty (60) days except for the transactions as reported herein.

          (d) No other interested persons.

          Edison ceased to be the beneficial owner of more than five percent of the class of securities on January 23, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          (a) Voting Agreement dated as of October 19, 1993 by and among the Issuer, Edison, Edison II, Edison II-PA, and certain other investors.*

          (b) Issuer's Certificate of Designations, Preferences, and Rights of Series C Preferred Stock dated as of October 19, 1993 by and among Edison, Edison II, Edison II-PA, and certain other investors.*

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 00064110P1                                         Page 16 of 20 Pages
--------------------                                         -------------------



          (c) Series C Stock Purchase, Recapitalization and Exchange Agreement dated as of October 19, 1993 by and among the Issuer, Edison, Edison II, Edison II-PA, and certain other investors.*

          Except as described elsewhere herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Edison, Edison II, Edison II-PA, Edison Partners, Edison Partners II and the General Partners or between any such persons and any other person with respect to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

          Exhibit I - Joint Filing Agreement Pursuant to Rule 3d-1(f)(iii).


          * Originally filed as an Exhibit to Schedule 13D dated June 26, 1991 as amended by Amendment No. 1 to Schedule 13D dated August 22, 1991, Amendment No. 2 to Schedule 13D dated January 29, 1992, Amendment No. 3 to Schedule 13D dated April 10, 1992, Amendment No. 4 to Schedule 13D dated October 19, 1993, and Amendment No. 5 to Schedule 13D dated November 30, 1995 by the parties hereto, which, along with the amendments, is incorporated herein by reference.

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 00064110P1                                         Page 17 of 20 Pages
--------------------                                         -------------------



                                    SIGNATURE
                                    ---------

          After reasonable inquiry and as to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:    February 27, 1997                 EDISON VENTURE FUND, L.P.
                                            By:      Edison Partners, L.P.,
                                                     its General Partner

                                            By:      /s/ Gustav H. Koven, III
                                                     ---------------------------
                                                     General Partner

                                            EDISON VENTURE FUND II, L.P.
                                            By:      Edison Partners II, L.P.,
                                                     its General Partner

                                            By:      /s/ Gustav H. Koven, III
                                                     ---------------------------
                                                     General Partner

                                            EDISON VENTURE FUND II - PA, L.P.
                                            By:      Edison Partners II, L.P.,
                                                     its General Partner

                                            By:      /s/ Gustav H. Koven, III
                                                     ---------------------------
                                                     General Partner

                                            EDISON PARTNERS, L.P.

                                            By:      /s/ Gustav H. Koven, III
                                                     ---------------------------
                                                     General Partner

                                            EDISON PARTNERS II, L.P.

                                            By:      /s/ Gustav H. Koven, III
                                                     ---------------------------
                                                     General Partner

                                            /s/ John H. Martinson
                                            ------------------------------------
                                            John H. Martinson

                                            /s/ Richard J. Defieux
                                            ------------------------------------
                                            Richard J. Defieux

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 00064110P1                                         Page 18 of 20 Pages
--------------------                                         -------------------





                                            /s/ Gustav H. Koven, III
                                            ------------------------------------
                                            Gustav H. Koven, III

                                            /s/ Thomas A. Smith
                                            ------------------------------------
                                            Thomas A. Smith

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 00064110P1                                         Page 19 of 20 Pages
--------------------                                         -------------------




                                                                       EXHIBIT I
                                                                       ---------

                                    Agreement
                                    ---------

          Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13D, as amended, need be filed with respect to ownership by each of the undersigned of capital stock of NeTegrity, Inc.

          This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:   February 27, 1997                  EDISON VENTURE FUND, L.P.
                                            By:      Edison Partners, L.P.,
                                                     its General Partner

                                            By:      /s/ Gustav H. Koven, III
                                                     ---------------------------
                                                     General Partner

                                            EDISON VENTURE FUND II, L.P.
                                            By:      Edison Partners II, L.P.,
                                                     its General Partner

                                            By:      /s/ Gustav H. Koven, III
                                                     ---------------------------
                                                     General Partner

                                            EDISON VENTURE FUND II - PA, L.P.
                                            By:      Edison Partners II, L.P.,
                                                     its General Partner

                                            By:      /s/ Gustav H. Koven, III
                                                     ---------------------------
                                                     General Partner

                                            EDISON PARTNERS, L.P.

                                            By:      /s/ Gustav H. Koven, III
                                                     ---------------------------
                                                     General Partner

                                            EDISON PARTNERS II, L.P.

                                            By:      /s/ Gustav H. Koven, III
                                                     ---------------------------
                                                     General Partner

                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 00064110P1                                         Page 20 of 20 Pages
--------------------                                         -------------------



                                            /s/ John H. Martinson
                                            ------------------------------------
                                            John H. Martinson

                                            /s/ Richard J. Defieux
                                            ------------------------------------
                                            Richard J. Defieux

                                            /s/ Gustav H. Koven, III
                                            ------------------------------------
                                            Gustav H. Koven, III

                                            /s/ Thomas A. Smith
                                            ------------------------------------
                                            Thomas A. Smith